Exhibit 12

METALDYNE CORPORATION
Computation Of Ratio Of Earnings To Combined Fixed Charges And
Preferred Stock Dividends
(Dollars in thousands)

	9 Months Ended October 2,		Year Ended January 2,		Year Ended December 28,		Year Ended December 29,	Year Ended December 31,	11/28 - 12/31
	2005		2005		2003		2002	2001	2000
							(Restated)	(Restated)	(Restated)
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change, net	$(28,930)		$(64,860)		$(83,990)		$(69,090)	$(47,040)	$(42,820)
(Deduct) add equity in undistributed earnings (loss) of less-than-fifty percent owned companies	(1,640)		(1,450)		20,700		1,410	8,930	1,000
Add interest on indebtedness, net	66,930		82,140		75,510		91,000	148,160	14,440
Add amortization of debt expense	2,400		3,880		2,480		4,770	11,620	550
Add preferred stock dividends and accretion	16,800		19,900		—		—	—	—
Estimated interest factor for rentals(d)	14,180		16,480		12,930		12,460	9,730	310
Earnings before income taxes and fixed charges	$69,740		$56,090		$27,630		$40,550	$131,400	$(26,520)
FIXED CHARGES:
Interest on indebtedness, net	$66,930		$82,140		$75,510		$91,000	$148,160	$14,440
Amortization of debt expense	2,400		3,880		2,480		4,770	11,620	550
Preferred stock dividends and accretion	16,800		19,900		—		—	—	—
Estimated interest factor for rentals(d)	14,180		16,480		12,930		12,460	9,730	310
Total fixed charges	100,310		122,400		90,920		108,230	169,510	15,300
Preferred stock dividends(a)	—		—		10,320		13,090	6,430	620
Combined fixed charges and preferred stock dividends	$100,310		$122,400		$101,240		$121,320	$175,940	$15,920
Ratio of earnings to fixed charges	—	(b)	—	(b)	—	(b)	— (b)	— (b)	— (b)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	—	(c)	— (c)	— (c)	— (c)

(a)              Based on the Company’s effective tax rate, represents the amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b)             Results of operations for the nine months ended October 2, 2005, years ended January 2, 2005, December 28, 2003, December 29, 2002 (as restated) and December 31, 2001 (as restated) and the 34 days ended December 31, 2000 (as restated) are inadequate to cover fixed charges by $30,570, $66,310, $63,290, $67,680, $38,110 and $41,820, respectively

(c)              Results of operations for the nine months ended October 2, 2005, years ended January 2, 2005, December 28, 2003, December 29, 2002 and December 31, 2001 and the 34 days ended December 31, 2000 are inadequate to cover fixed charges and preferred stock dividends by $30,570, $66,310, $73,610, $80,770, $44,540 and $42,440, respectively.

(d)             Deemed to represent one-third of rental expense on operating leases.